United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers on January 31, 2024.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				82,911,383	1.83%	1.83%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/10/24	500,000	72.24893	36,124,465.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/11/24	500,000	72.41107	36,205,536.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/12/24	500,000	72.02649	36,013,247.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/15/24	1,000,000	71.15699	71,156,993.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/16/24	500,000	70.73556	35,367,781.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	01/17/24	500,000	69.56939	34,784,693.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/18/24	500,000	69.66126	34,830,630.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/19/24	600,000	68.42368	41,054,208.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/22/24	500,000	67.70951	33,854,753.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/23/24	500,000	69.27245	34,636,223.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/24/24	500,000	70.37298	35,186,490.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/25/24	600,000	69.07297	41,443,783.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/26/24	293,300	68.77033	20,170,337.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/29/24	500,000	68.77176	34,385,880.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/30/24	500,000	68.60450	34,302,249.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/31/24	500,000	68.26126	34,130,630.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				91,404,683	2.01%	2.01%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on January 31, 2024.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on January 31, 2024.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				156,241,897	3.44%	3.44%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	01/10/24	500,000	14.75478	36,076,182.05
ADS	VALE	Santander Investment Securities Inc.	Buy	01/11/24	290,715	14.81751	21,018,853.73
ADS	VALE	Santander Investment Securities Inc.	Buy	01/12/24	500,000	14.81700	35,963,092.50
ADS	VALE	Santander Investment Securities Inc.	Buy	01/16/24	500,000	14.36877	35,230,783.44
ADS	VALE	J.P. Morgan Securities Inc.	Buy	01/17/24	534,056	14.08295	37,113,536.89
ADS	VALE	Santander Investment Securities Inc.	Buy	01/18/24	500,000	14.07620	34,770,326.25
ADS	VALE	Santander Investment Securities Inc.	Buy	01/19/24	500,000	13.87169	34,140,312.67
ADS	VALE	Santander Investment Securities Inc.	Buy	01/22/24	500,000	13.62330	33,710,861.15
ADS	VALE	J.P. Morgan Securities Inc.	Buy	01/23/24	500,000	13.97060	34,727,428.84
ADS	VALE	Santander Investment Securities Inc.	Buy	01/24/24	500,000	14.28852	35,144,044.97
ADS	VALE	J.P. Morgan Securities Inc.	Buy	01/25/24	600,000	14.01546	41,400,533.33
ADS	VALE	Santander Investment Securities Inc.	Buy	01/26/24	274,257	14.01047	18,876,125.92
ADS	VALE	Santander Investment Securities Inc.	Buy	01/29/24	500,000	13.89942	34,209,953.14
ADS	VALE	Santander Investment Securities Inc.	Buy	01/30/24	438,686	13.80358	30,057,989.05
ADS	VALE	J.P. Morgan Securities Inc.	Buy	01/31/24	500,000	13.80633	34,194,834.42
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				163,379,611	3.60%	3.60%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 9, 2024		Director of Investor Relations